                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                                File No. 0-27087

CHECK ONE)        [ ] Form 10-K and Form 10-KSB              [ ] Form 11-K
[ ] Form 20-F     [x] Form 10-Q and Form 10-QSB              [ ] Form N-SAR

         For period ended JUNE 30, 2000

[ ] Transition Report on Form 10-K and Form KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the transition period ended ____________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:         N/A
                                                       -----------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  LITEGLOW INDUSTRIES, INC.

Former name if applicable

Address of principal executive office (Street and Number)
2301 NW 33RD COURT, UNIT 112

City, State and Zip Code POMPANO BEACH, FLORIDA 33069

                                     PART II

                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]      (a)    The reasons described in reasonable detail in Part III of this form couldnnot be eliminated without unreasonable effort or expense;

[X]      (b)    The subject annual report, semi-annual report, transition
                report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company's financial statements could not be completed on a timely basis due to the addition of new staff members.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this
notification.  SPENCER KRUMHOLZ        (954) 971-4569
               -------------------------------------------------------
                 (Name)               (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

                  The Company anticipates that it will report a loss from continuing operations in the six months ended June 30, 2000, compared to an operating profit in the six months ended June 30, 1999. The Company also anticipates an operating profit for the three months ended June 30, 2000, which profit is expected to be less than the profit in the comparable 1999 quarter.

                            LITEGLOW INDUSTRIES, INC.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: 08/14/00                            By: /s/ Michael Krumholz
                                               ---------------------------------
                                               Michael Krumholz, Vice President